FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: November 29, 2005	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

Genoil Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL
POSITION
The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the unaudited interim consolidated financial statements and notes for the three and nine months ended September 30, 2005 and 2004 and with the audited consolidated financial statements and notes for the year ended December 31, 2004. This commentary is based upon information available to November 28, 2005.
BUSINESS OF THE CORPORATION
Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology — the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.
Silver Eagle Refining
On June 24, 2004, Genoil announced that a contract was signed with Silver Eagle Refining-Woods Cross Inc., near Salt Lake City, Utah for the implementation of the first commercial GHU. The GHU will process up to 1,200 barrels per day of low grade atmospheric and vacuum tower distillate bottoms, and convert them into higher value, lighter distillates and transportation fuels. The two companies will share in the incremental revenues generated. Genoil will participate in the net revenues generated by the GHU at varying percentages, both before and after payout. The project will be partially funded by Silver Eagle. Total cost estimates, including Silver Eagle’s portion, for the project are in excess of $15 million U.S. Genoil proposes to fund its portion of capital costs through short-term borrowings, which the Company anticipates will be replaced by project financing. Much of the engineering work has been completed, bid packages have gone out for most components, and some long lead time components are currently being fabricated. Construction of the GHU is to start in 2006.
Lukoil Testing
In August 2004 Lukoil-Komi LLC, a wholly-owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests using its bitumen from the Yarega deposit using the Genoil Hydroconversion Unit (GHU). For that purpose Lukoil-Komi shipped 150 barrels of Yarega bitumen to Two Hills.
Upon completion of the tests the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample, and the results exceeded the requirements formulated by Lukoil-Komi. Genoil’s engineers in collaboration with engineers at Stantec provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply. Representatives of Genoil discussed with the Lukoil-Komi management the role that Genoil is prepared to take upon itself in the project.
Surge Global Energy Inc.
During Q2 the Company signed a letter of intent with Surge. Surge controls a large amount of heavy oil reserves in the Athabasca Oil Sands region of Alberta. Genoil and Surge intend to build a hydroconversion upgrader (GHU) in the field at Sawn Lake. The first step in this is to conduct a feasibility study. The testing of the Sawn Lake crude at the GHU pilot in Two Hills, Alberta will begin after the production pilot tests being conducted by Surge are completed.
Velox Corporation
Through Velox (a corporation which Genoil controls) the Company has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Genoil has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology, that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have in the past been transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem and is setting up a simulation test with Teekay Shipping Corporation. Genoil will supervise the aggressive marketing of this technology to the shipping industry whose market has been estimated in press reports to potentially be in the neighbourhood of ten billion dollars.
Maxis
The flexibility and versatility of Maxis technology allows the Maxis to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis technology and begin work to apply Maxis to water cleanup and environmental cleanup applications as a part of its continued Maxis product development plan.
Southwest Research Institute is currently developing a comprehensive test program for the Maxis. After this protocol has been established, substantial testing will be done to evaluate the Maxis and to further fine tune the Maxis product line prior to its introduction to major oil companies planned for 2006.
Crystal Oily Water Separators
Genoil has initiated work on the Crystal 3-phase oil-water separation technology. We are now building a prototype for testing with the U. S. Coast Guard and have presented it to a major tanker line. If the Coast Guard certifies the new bilge cleaner, we will be able to commence marketing it in a most aggressive manner. The bilge cleaner has an 84,000 ship market as all ships which ply the international waters must be outfitted with a device of this nature.

Corporate Risks
None of the Company’s technologies are currently generating significant revenue.
The Corporation has accumulated losses of over $24 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various patents and technology rights.
The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.
The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF).
Selected Quarterly Data      $

	4Q-2004	1Q-2005	2Q-2005	3Q-2005

Expenses	1,723,226	2,331,224	2,820,304	1,555,552
Interest and other income	139,930	750,734	2,287	181
Loss	(1,583,296)	(1,524,382)	(2,818,017)	(1,555,371)

Loss per share	(0.01)	(0.01)	(0.02)	(0.01)
Cash flow	(316,605)	(5,400,386)	(1,193,644)	(1,120,451)
Cash flow per share	(0.00)	(0.03)	(0.01)	(0.01)

Working capital (deficiency)	(167,558)	(1,035,490)	(1,211,156)	(1,698,078)
Debt	1,815,356	1,910,928	2,006,500	2,102,072
Total assets	12,702,995	9,538,845	8,267,977	7,813,496
Deficit	18,950,125	20,547,407	23,292,524	24,790,124

During the first quarter of 2005, the Company recognized interest revenues of $16,792 from short-term investment of its cash balances, realized a foreign exchange loss of $64,461 and a gain of $733,942 on the exercise of warrants held by a former note holder.

Selected Quarterly Data      $

	4Q-2003	1Q-2004	2Q-2004	3Q-2004

Expenses	2,299,373	1,850,260	2,692,609	2,971,395
Interest and other income	4,077	—	—	—
Loss	(2,295,296)	(1,850,260)	(2,692,609)	(2,971,395)

Loss per share	(0.01)	(0.01)	(0.02)	(0.02)
Cash flow	(651,648)	(709,706)	(256,052)	(549,885)
Cash flow per share	(0.00)	(0.00)	(0.00)	(0.00)

Working capital (deficiency)	(408,926)	(3,044,177)	(3,784,036)	(5,121,092)
Debt	2,768,741	—	—	—
Total assets	8,613,384	9,009,294	8,590,845	6,686,191
Deficit	9,852,565	11,702,825	14,395,434	17,366,829

CASH USED IN OPERATIONS AND LOSS FOR THE PERIOD
Genoil’s operations used $1,120,451 of cash for the quarter ended September 30, 2005, a $570,566 increase from the $549,885 consumed in the same period of 2004. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative in the near term.
Cash Used in Operations ($000s)

	Quarter ended Sept. 30		Nine months
	2005	2004	2005	2004
Cash used in operations	$1,120	$550	$4,252	$1,516
For the three months ended September 30, 2005, the loss from operations was $1,497,600 compared to $2,971,395 for the same period in 2004. The period over period increase in loss is primarily due to the operating costs associated with (i) the Lukoil testing, (ii) with the pilot upgrader, and (iii) increased salaries.
REVENUE AND EXPENSES
Interest revenue was recognized in the three quarters of 2005 (2004 – nil) reflecting the short-term investment of the Company’s cash balance.
During 1Q 2005, Genoil recorded a gain of $733,942, when, through a series of transactions and negotiations a former note holder exercised its share purchase warrants, 9,000,000 at $0.20 per share and 1,000,000 at $0.50 – a total of 10,000,000 shares for an aggregate $2,300,000. These shares were then redistributed at a price of $0.30 per share to other shareholders. The allocation of the proceeds to the note holder extinguished the principal plus accrued interest liabilities that the Company formerly had to the note holder.
For the quarter ended September 30, 2005, expenses totalled $1,497,781 compared to $2,971,395 during 2004. Expenses for the nine months ended September 30 totalled $5,859,259 in 2005 and 7,514,264 in 2004.

	Quarter ended Sept. 30		Nine Months Ended
Pilot Upgrader ($000s)	2005	2004	2005	2004
Total expense	353	243	1,615	833
The increase in expenses over 2004 is reflective of the Lukoil testing taking place.

	Quarter ended Sept. 30		Nine Months Ended
Administrative Costs ($000s)	2005	2004	2005	2004
Total expense	747	(183)	2,731	1,749
INTEREST EXPENSE
An imputed Interest charge is recognized at a rate of 12% per annum on the convertible debentures payable
DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense for the quarter ended September 30, 2005 totalled $157,555 compared to $160,028 expensed in 2004. The Company’s assets are depreciated or amortized on a declining balance method at rates varying between 10% and 20% per annum. During the third quarter and fourth quarters of 2004, Genoil wrote-off unamortized technology rights costs, including the Gravitational Electrolysis process of $2,116,912. This contributed to the lower depreciation and amortization charge during 2005.
The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.

Depreciation and Amortization Costs ($000s)

	Quarter ended Sept. 30		Nine Months Ended
	2005	2004	2005	2004
Upgraders	64	65	192	203
Patents	15	15	45	48
Technology rights	74	77	222	298
Office equipment	4	3	12	9

Total expense	157	160	471	558
OPTIONS AND WARRANTS
Genoil estimates the fair value of stock options and its warrant issued using the Black-Scholes method based on no dividend yield, 3% risk-free interest rate and 100% volatility. The fair value is expensed over the vesting period.
The Corporation granted a debt holder warrants to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. These warrants were exercised during the first quarter of 2005.
CAPITAL EXPENDITURES
Year to date capital expenditures during 2005 were $1,046,408, compared to $447,408 in 2004. Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.
LIQUIDITY AND CAPITAL RESOURCES
The Company used $1,120,451 of cash in its operations during 2005 (2004 – a use of $549,885). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Design, construction and implementation costs are estimated to be in excess of U.S. $15 million.
At September 30, 2005, the Corporation had working capital defiency of $1,698,078, which includes $642,623 due to related parties. During the first quarter of 2005, the note payable was simultaneously discharged with the proceeds of the warrant exercised by the note holder.
At September 30, 2005, Genoil had 237,478,019 shares outstanding on a fully diluted basis – 193,626,082 basic, 26,230,007 stock options and 17,621,930 warrants.
To preserve cash, the Corporation regularly enters into “shares for debt” exchanges with those of its creditors willing to accept such an arrangement. No specific number of shares has been reserved for the “shares for debt” program, but each transaction is conducted in accordance with Policy 4.3 — Shares for Debt of the TSX Venture Exchange.
RISKS AND UNCERTAINTIES
To date the Corporation has not achieved commercial operations from its various patents and technology rights. At September 30, 2005, the Corporation had working capital deficit of $1,698,078. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.
Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
ACCOUNTING CHANGES
There were no changes in accounting policy during the quarter.
RELATED PARTY TRANACTIONS
See note 11 to the consolidated financial statements.
OUTLOOK
The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial difficulties and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and is expected to be a turning point in its history. Until now, Genoil has principally been a development company, but with the advent of the US refinery contract, commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHUs at other refinery locations throughout the world. Management estimates that there are approximately 13 million barrels per day of refinery bottoms that have the potential to be upgraded to lighter products using the GHU process. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining energy independence from Middle Eastern oil producers.
FORWARD-LOOKING STATEMENTS
Certain statements in this MD&A, including those in the Outlook section, relate to future periods commencing after September 30, 2005 and contain estimates or assumptions about the outcome of future events. These forward-looking statements are subject to risks, uncertainties, and other factors that could result in the outcome of these events being materially different from those anticipated in this MD&A.
READER ADVISORY
Statements in this document may contain forward-looking information. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond control of the Company. The reader is cautioned not to place undue reliance on this forward-looking information.

                                             Unaudited interim Consolidated Financial Statements of
                                             GENOIL INC.
                                             Three and nine-months ended September 30, 2005

GENOIL INC.
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
	2005	2004
		(audited)
Assets:

Current assets
Cash	$145,480	$—
Cash in trust — convertible debentures	—	5,638,220
Receivables	86,437	57,651

	231,917	5,695,871

Upgraders (note 3)	4,212,022	3,416,345

Patents and technology rights (note 4)	3,271,908	3,537,198

Office equipment (note 5)	97,649	53,581

	$7,813,496	$12,702,995

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,287,372	$1,183,093
Due to related parties (note 12)	642,623	1,655,345
Note payable, secured (note 6)	—	3,024,991

	1,929,995	5,863,429

Convertible debentures (note 7)	2,102,072	1,815,356

Shareholders’ equity:
Share capital (note 8)	20,437,306	15,576,995
Warrants to purchase common shares (note 9)	879,632	2,386,457
Contributed surplus (note 10)	7,312,386	6,010,883
Deficit	(24,847,895)	(18,950,125)

	3,781,429	5,024,210
Future operations (note 1)
Commitments (note 11)

	$7,813,496	$12,702,995

See accompanying notes to consolidated financial statements.

“David K. Lifschultz” Director	Brian D. Korney Director

GENOIL INC.
Consolidated Statements of Loss
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Expenses:
Pilot upgrader	$352,540	$243,090	$1,615,309	$833,230
Administration	746,813	(183,385)	2,731,779	1,748,737
Stock based compensation (note 8)	204,073	479,945	1,301,503	1,474,310
Interest charges on note payable	—	64,935	8,951	190,701
Accretion of convertible debentures (note 7)	95,572	—	286,716	—
Warrants issued to note holder (note 6)	—	233,870	234,761	736,718
Depreciation and amortization	157,554	160,028	471,953	557,656
Write-down of hydrogen technology	—	1,972,912	—	1,972,912
Gain on settlement of debt (note 6)	—	—	(733,942)	—

	1,555,552	2,971,395	5,917,030	7,514,264
Interest income	181	—	19,260	—

Loss for the period	$1,555,371	$2,971,395	$5,897,770	$7,514,264

Loss per share:
Basic and diluted (note 8(d))	$(0.01)	$(0.02)	$(0.03)	$(0.05)

Consolidated Statements of Deficit

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Deficit, beginning of period	$(23,292,524)	$(14,395,434)	$(18,950,125)	$(8,940,351)

Adjustment for retroactive adoption of stock-based compensation (note 2)	—	—	—	(912,214)

Restated deficit, beginning of period	(23,292,524)	(14,395,434)	(18,950,125)	(9,852,565)

Loss for the period	(1,555,371)	(2,971,395)	(5,897,770)	(7,514,264)

Deficit, end of period	$(24,847,895)	$(17,366,829)	$(24,847,895)	$(17,366,829)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Cash provided by (used in):

Operations:
Loss for the period	$(1,555,371)	$(2,971,395)	$(5,897,770)	$(7,514,264)
Non-cash items:
Depreciation and amortization	157,554	160,028	471,953	557,656
Interest charges on note payable	—	64,935	8,951	190,591
Accretion of convertible debentures	95,572	—	286,716	—
Stock-based compensation	204,073	479,945	1,301,503	1,474,310
Executive compensation	—	(1,110,000)	—	—
Warrants issued to lender (note 6)	—	233,870	234,761	736,718
Write-down of hydrogen technology	—	1,972,912	—	1,972,912
Gain on settlement of debt	—	—	(733,942)	—
Changes in non-cash working capital	(22,279)	619,820	75,493	1,066,434

Cash used in operations	(1,120,451)	(549,885)	(4,252,335)	(1,515,643)

Financing:
Issue of common shares	—	96,909	2,300,000	1,586,499
Repayment of notes payable	—	—	(2,300,000)	—
Due to investors	—	—	—	(225,117)
Options and warrants exercised	443,839	—	584,954	—
Share issue expense	—	(22,946)	—	(165,349)
Advances from (repayment to) related parties	456,006	672,545	(778,950)	672,545

Cash provided by (used in) financing activities	899,845	746,508	(193,996)	1,868,578
Investments:
Additions to:
Hydroconversion upgrader	28,875	(176,379)	(1,005,278)	(447,408)
Pilot upgrader	—	—	15,413	—
Office equipment	(2,088)	—	(56,544)	—

Cash provided by (used in) investing activities	26,787	(176,379)	(1,046,409)	(447,408)

Increase (decrease) in cash	(193,819)	20,244	(5,492,740)	(94,473)

Cash, beginning of period	339,299	36,898	5,638,220	151,615

Cash, end of period	$145,480	$57,142	$145,480	$57,142

Cash payments for:
Interest	$—	$—	$—	$—

Non-cash items not included in the statements of cash flows are as follows:

Issuance of common shares on:
(i) settlement of debts	$140,625	$—	$233,772	$—
(ii) exercise of warrants (note 10)	$—	$—	$1,741,586	$—

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2005
General:
Genoil Inc. is incorporated under the Canada Business Corporations Act and is a technology development corporation in the oil and gas industry. The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. They are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring items necessary for a fair presentation. Interim results are not necessarily indicative of results which may be achieved in the future. The following disclosures are incremental to the disclosures included in the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the financial statements for the year ended December 31, 2004 on file with the Securities and Exchange Commission and the TSX Venture Exchange.

1.	Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption as the Corporation has accumulated losses of $24.8 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various patents and technology rights.

The Corporation is presently engaged in the design of its first commercial hydroconversion upgrader in a US refinery. Completion of the project will require significant capital.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 2
Three and nine months ended September 30, 2005
2.	Changes in accounting policies:

The 2004 comparative figures have been restated to reflect the retroactive adoption in 2004 of the fair value method of accounting for stock-based compensation.

Under this standard, compensation costs attributable to all stock options granted after January 1, 2002 are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. The effect of this change in accounting policy resulted in an increase in the deficit of $912,214 at January 1, 2004 with a corresponding increase to contributed surplus.

3.	Upgraders:

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total
Balance, December 31, 2004	$3,748,952	$(1,152,084)	$2,596,868	$819,477	$—	$819,477	$3,416,345
Additions (disposals)	(15,413)	—	(15,413)	1,005,278	—	1,005,278	989,865
Depreciation	—	(194,188)	(194,188)	—	—	—	(194,188)

Balance, September 30, 2005	$3,733,539	$(1,346,272)	$2,387,267	$1,824,755	$—	$1,824,755	$4,212,022

In 2005 the Corporation incurred design and material costs of $1,005,278 for the hydroconversion upgrader installation (see note 11).

Recovery of the upgraders costs remain uncertain. Recovery of these costs depends on the implementation of commercial applications for the upgrader and ultimately attaining profitable operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 3
Three and nine months ended September 30, 2005
4. Patents and technology rights:

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total
Balance, December 31, 2004	$856,649	$(266,804)	$589,845	$4,225,137	$(1,277,784)	$2,947,353	$3,537,198
Depreciation	—	(44,238)	(44,238)	—	(221,052)	(221,052)	(265,290)

Balance, September 30, 2005	$856,649	$(311,042)	$545,607	$4,225,137	$(1,498,836)	$2,726,301	$3,271,908

The patents are in relation to fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Corporation has the worldwide rights, except for Europe, for certain oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

5.	Office equipment:

	Office	Accumulated
	equipment	depreciation	Total
Balance, December 31, 2004	$94,668	$(41,087)	$53,581
Additions	56,544	—	56,544
Depreciation	—	(12,476)	(12,476)

Balance, September 30, 2005	$151,212	$(53,563)	$97,649

GENOIL INC.
Notes to Consolidated Financial Statements, Page 4
Three and nine months ended September 30, 2005
6.	Note payable:

	2005	2004
Principal	$—	$2,300,000
Accrued interest	—	724,991

	$—	$3,024,991

The funds to finance the acquisition of substantially all of the upgrader related patent and technology rights and certain other patent and technology rights were borrowed from a third party oil and gas producer. Pursuant to the loan agreement, the Corporation granted the lender a right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the fair value of these rights was estimated to be $1,564,000. As this amount is being recognized as a financing cost over the term of the note, an expense of $234,761 has been included in the 2005 loss (2004 — $736,718).

On February 3, 2005 the lender agreed to exercise its right to acquire 10,000,000 common shares for $2,300,000 and accept $2,300,000 as full payment of the note and accrued interest. Accordingly, a gain of $733,942 was recorded on the settlement of the debt.

7.	Convertible debentures:

On December 23, 2004 the Corporation received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Corporation can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were additionally issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356 at December 31, 2004. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Corporation used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 5 years.

The fair value of the holders’ conversion options was $2,988,710, being the residual amount of the proceeds received.

The corporation recorded $95,572 (2004 — $nil) and $286,716 (2004 — $nil) for the accretion of the debenture to its face value as a financing expense for the three and nine months ended September 30, 2005.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 5
Three and nine months ended September 30, 2005
7.	Convertible debentures (continued):

	Face		Carrying
	Amount	Discount	Value
Balance, December 31, 2004	$5,638,220	$(3,822,864)	$1,815,356
Accretion of discount		286,716	286,716

Balance, September 30, 2005	$5,638,220	$(3,536,148)	$2,102,072

8.	Share capital:
(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount
Balance, December 31, 2004	178,880,056	$15,576,995
Warrants exercised on note payable (note 6)	10,000,000	2,300,000
Warrants exercised	1,169,565	412,240
Stock options exercised	2,666,731	348,051
In settlement of payables
Directors, officers and employees	909,730	233,772
Warrant conversion (note 6)	—	1,566,248

Balance, September 30, 2005	193,626,082	$20,437,306

In October 2001, the shareholders approved a reduction in stated capital. As a result, the deficit was reduced by $36,045,353 and contributed surplus and capital stock were reduced by $21,094,369 and $14,950,984, respectively.

The legal capital of the Corporation exceeds the stated capital by $15,200,000.

(c)	Stock-based compensation:

The Corporation has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 37,600,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 6
Three and nine months ended September 30, 2005
(c)	Stock-based compensation (continued):

Changes in the stock options outstanding for the nine months ended September 30, 2005 are as follows:

		Weighted
	Number	average
	of	exercise
	options	price
Outstanding, December 31, 2004	24,312,738	$0.15
Granted to employees, directors and officers	1,750,000	0.32
Granted to employees, directors and officers	3,250,000	0.35
Cancelled	(116,000)	0.14
Expired	(700,000)	0.14
Exercised	(280,000)	0.10
Exercised	(427,500)	0.18
Exercised	(1,959,231)	0.13

Outstanding, September 30, 2005	25,830,007	$0.18

The options granted to directors, officers and employees may vest immediately or may vest over a number of years. Such options may be exercised over five years from the date of grant and expire at dates up to February 2010. The options granted to consultants vest immediately. The weighted average remaining contractual life of the options at September 30, 2005 is approximately 3 years.

The fair value of options granted in 2005 was $1,426,679 (2004 — $470,057) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield (2004 — zero dividend yield); expected volatility of 125% to 137% (2004 — 100%); risk-free rate of 3% (2004 — 3%); and expected life of five years (2004 — five years).

In connection with the vesting of certain director, officer, employee and consultant stock options, we have recorded stock option compensation of $204,073 (2004 — $479,945) and $1,301,503 (2004 — $1,474,310) for the three months and nine months ended September 30, 2005 respectively.

(d)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the three and nine month periods ended September 30, 2005 was 190,506,495 (2004 — 177,606,175) and 188,547,849 (2004 — 166,994,455) respectively.

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding as they are anti-dilutive.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 7

Three and nine months ended September 30, 2005
9.	Warrants to purchase common shares:

		Average
	Number of	exercise
	warrants	price
Outstanding, December 31, 2004	15,977,359	$0.34	$2,386,457
Issued to note holder (note 6)	—	—	234,761
Transfer to share capital on exercise of warrants	(11,169,565)	0.30	(1,741,586)

Outstanding balance, September 30, 2005	4,807,794	$0.34	$879,632

10.	Contributed surplus:

Balance, December 31, 2004	$6,010,883

Stock options issued to consultants	2,523
Stock options issued to employees, officers and directors	1,298,980

Balance, September 30, 2005	$7,312,386
11.	Commitments

The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Total design, construction and implementation costs are estimated to be in excess of U.S. $11 million.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 8
Three and nine months ended September 30, 2005
12.	Related party transactions:

Due to related parties:

	September 30,	December 31,
	2005	2004
Directors	$105,000	$1,244,379
Companies controlled by directors	537,623	410,966

	$642,623	$1,655,345

During the nine-month period ended September 30, 2005, the Corporation repaid $1,281,831 for outstanding loans, directors’ fees and advances to directors and companies controlled by them. In addition, the Corporation issued shares in the amount of $233,772 to settle payables to directors’, officers and employees. As well companies controlled by directors advanced $502,881 to the company. Subsequent to September companies controlled by directors advanced additional funds of $325,000.

13.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At September 30, 2005 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments. The fair value of the convertible debenture and related share purchase warrants is disclosed in note 7.

14.	Comparative Amounts:

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net income and accumulated deficit as previously reported.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I David K. Lifschultz, as Chief Executive Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52 — 109 Certificate of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
Date: November 29, 2005

(signed) David K. Lifschultz
David K. Lifschultz
Chief Executive Officer
Genoil Inc.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I Kirk R. Morgan, as Chief Financial Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52 — 109 Certificate of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the issuer) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
Date: November 29, 2005

(signed) Kirk R. Morgan
Kirk R. Morgan
Chief Financial Officer
Genoil Inc.